Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Wauwatosa Holdings, Inc
We consent to the incorporation by reference in the Registration Statements on Form S-8 of Wauwatosa Holdings, Inc. of our reports dated March 14, 2008 with respect to the consolidated statements of financial condition of Wauwatosa Holdings, Inc. and Subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for the years ended December 31, 2007 and 2006 and June 30, 2005 and the six month period ended December 31, 2005, and the effectiveness of internal control over financial reporting as of December 31, 2007, which reports appear in the December 31, 2007 annual report on Form 10-K of Wauwatosa Holdings, Inc.
/s/ KPMG LLP
Milwaukee, Wisconsin
March 14, 2008